EMI

04 MAR 23 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

16th March, 2004.

Attn: Filing Desk - Stop 1-4

04010843

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 12th March 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 16th March 2004, confirming that The Goldman Sachs Group, Inc. has increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 15th March 2004, held 40,815,104 shares, being 5.18% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

3/25

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/23

Company Announcements Office,
London Stock Exchange.

16th March, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated and received by fax on 16th March 2004, that, as at 15th March 2004, The Goldman Sachs Group, Inc. had increased its interest in EMI Group plc Ordinary Shares of 14p each to 40,815,104 shares, being 5.18% of the shares in issue. We were further notified that 26,038,158 shares were held by Goldman, Sachs & Co. and 14,776,946 shares were beneficially owned by Goldman Sachs International, both companies being direct subsidiaries of The Goldman Sachs Group, Inc.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary